RMS



SE 17017745 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2017
REGISTRATIONS BRANCH
15

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
~~8-66276~~ 8-69611

~~Information~~ Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prep Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza Suite 920
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Devin Murphy (212) 379-3162
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name - if individual, state last, first, middle name)

1111 Michigan Avenue	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Prep Securities LLC
(A wholly owned subsidiary of Prep Securities Holdings LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Devin Murphy, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Prep Securities LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CEO
Title

Subscribed and sworn
to before me



BENJAMIN GRAY
[illegible]TARY PUBLIC OF NEW JERSEY
[illegible]MISSION EXPIRES OCT. 4, 2019

Prep Securities LLC
(A wholly owned subsidiary of Prep Securities Holdings LLC)
Index
December 31, 2016



Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
PREP Securities, LLC

We have audited the accompanying statement of financial condition of PREP Securities, LLC (a Delaware corporation) (the "Company") as of December 31, 2016 and the related notes to the financial statement. This financial statement is the responsibility of PREP Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PREP Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

East Lansing, Michigan
February 27, 2017

Prep Securities LLC
(A wholly owned subsidiary of Prep Securities Holdings LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 68,777
Prepaid expense and other assets	9,289
Total assets	$ 78,066
Liabilities and Member's Equity	
Liabilities - Accounts payable and accrued expenses	$ 50,785
Member's equity	27,281
Total liabilities and member's equity	$ 78,066

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Prep Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware on December 8, 2014. The Company is a wholly-owned subsidiary of Prep Securities Holdings LLC (the "Parent"). On June 10, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations will consist of sales of tax shelters or limited partnerships in primary distributions; private placement of securities, including non-traded REIT's and PIPE's; referral fee business; wholesale distribution of securities in the aforementioned products to other broker-dealers; and mergers & acquisitions advisory services to institutional investors, family offices and high net worth investors. As of December 31, 2016, the Company has not commenced operations.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with related parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

Effective June 10, 2016, the Company entered into an expense sharing agreement ("ESA") with the Parent and an affiliated entity. The ESA stipulates that the Parent and affiliate will provide shared costs including, office and administrative services (including occupancy), payroll, pension, and employee benefit administrative services for the Company's associated persons for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for these shared costs described in the ESA. Additionally, the ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. For the year ended December 31, 2016, there have been no costs allocated to the Company.

The Parent paid, on behalf of the Company, professional fees in the amount of $7,265 which remains unpaid at December 31, 2016 and is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations. At December 31, 2016, the Company had net capital of $17,992 which exceeded the required net capital by $11,644.

The Company does not hold customers' cash or securities and therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Subsequent Events

Management of the Company has evaluated events or transactions that have occurred since December 31, 2016 and determined that there are no material events that would require disclosure in the Company's financial statements.